Exhibit 12.1

Landry’s Restaurants, Inc. Ratio of Earnings to Fixed Charges, Continuing Operations (Dollars in thousands)

	Nine Months Ended September 30,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004
Income from continuing operations, before taxes	34,939	20,969	41,547	47,487	43,177	28,601
Fixed charges, as adjusted	96,632	98,676	92,553	66,370	49,418	25,850

	133,580	121,653	136,107	115,863	94,600	56,455

Fixed charges:
Interest expense including amortization of debt costs	82,696	80,538	74,957	49,806	33,888	11,177
Capitalized interest	6,240	3,085	3,621	3,873	675	1,242
Interest factor on rent (1/3 rent expense)	13,936	18,138	17,596	16,564	15,530	14,673

Total fixed charges	102,872	101,761	96,174	70,243	50,093	27,092
Less capitalized interest	(6,240)	(3,085)	(3,621)	(3,873)	(675)	(1,242)

Fixed charges, as adjusted	96,632	98,676	92,553	66,370	49,418	25,850

Ratio of earnings to fixed charges	1.3	1.2	1.4	1.6	1.9	2.1